Exhibit 99.1

PRETIUM RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(Expressed in thousands of United States Dollars)

Suite 2300, Four Bentall Centre

1055 Dunsmuir Street, PO Box 49334

Vancouver, BC V7X 1L4

Phone: 604-558-1784

Email: invest@pretivm.com

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and within the framework of the summary of significant accounting policies in these consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.

“Joseph J. Ovsenek”	“Tom S. Q. Yip”
Joseph J. Ovsenek	Tom S. Q. Yip
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

February 11, 2020

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting under Rule 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. The Securities Exchange Act of 1934 defines this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

●	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

●	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that may have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013).

Based upon our assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2019.

PricewaterhouseCoopers LLP, our independent auditors, has issued an audit report on internal control over financial reporting for the Company as of December 31, 2019, which is included herein.

“Joseph J. Ovsenek”	“Tom S. Q. Yip”
Joseph J. Ovsenek	Tom S. Q. Yip
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

February 11, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Pretium Resources Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Pretium Resources Inc. and its subsidiaries (together, the Company) as of December 31, 2019 and 2018, and the related consolidated statements of earnings and comprehensive earnings, cash flows and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7 T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recoverable amount of the Brucejack Mine cash-generating unit

As described in Notes 4 and 8 to the consolidated financial statements, management assessed impairment indicators for the Company’s mineral properties, plant and equipment and concluded, as at March 31, 2019, that due to a decrease in total contained ounces in the updated mineral reserve of the Brucejack Mine, an indicator of impairment existed. As such, management performed an impairment assessment for the Brucejack Mine cash-generating unit (CGU) as at March 31, 2019. The recoverable amount of the CGU was assessed as the higher of the value in use or fair value less costs of disposal (FVLCD). The recoverable amount was determined based on the FVLCD method using discounted future cash flows and compared to the carrying amount of the CGU at March 31, 2019, which was $1,299 million. Management’s assessed FVLCD exceeded the carrying amount of the Brucejack Mine CGU and as a result, no impairment loss was recognized in the statement of earnings. In arriving at FVLCD, discounted cash flows were estimated using the following significant assumptions: mineral reserves, production profile, operating costs, capital costs, commodity prices, foreign exchange rate and discount rate. Management estimates mineral reserves and resources based on information compiled and reviewed by qualified persons.

The principal considerations for our determination that performing procedures relating to the recoverable amount of the Brucejack Mine CGU is a critical audit matter are there was significant judgment by management when developing the recoverable amount of the Brucejack Mine CGU and management’s specialists (the qualified persons) compiled and reviewed information used to estimate mineral reserves and resources. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s discounted future cash flows and significant assumptions including: mineral reserves, production profile, operating costs, capital costs, commodity prices, foreign exchange rate and discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures to evaluate the discount rate.

Addressing the matter involved performing procedures and evaluating audit evidence, in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment, including controls over the determination of the recoverable amount of the Brucejack Mine CGU. These procedures also included, among others, testing management’s process for determining the recoverable amount; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the reasonableness of the significant assumptions used by management, such as: mineral reserves, production profile, operating costs, capital costs, commodity prices, foreign exchange rate, and discount rate. Evaluating the reasonableness of management’s assumptions with respect to production profile, operating and capital costs involved comparing these costs to the current and past performance of the CGU, the commodity prices and the foreign exchange rate were compared to external market and industry data, and these assumptions were also compared with evidence obtained in other areas of the audit, as applicable. Evaluating the reasonableness of the mineral reserves and resources involved considering the qualification and objectivity of management’s specialists, obtaining an understanding of the work performed, including the methods and assumptions used in estimating mineral reserves and resources, testing the data used by management’s specialists on a sample basis and evaluating overall findings. Professionals with specialized skill and knowledge were used to assist in the evaluation of the discount rate.

Chartered Professional Accountants

(Signed) “PricewaterhouseCoopers LLP”

Vancouver, Canada

February 11, 2020

We have served as the Company’s auditor since 2010.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of United States dollars)

		December 31,	December 31,
	Note	2019	2018
ASSETS

Current assets
Cash and cash equivalents		$23,174	$45,407
Receivables and other	6	17,431	18,312
Inventories	7	21,945	24,751
		62,550	88,470
Non-current assets
Mineral properties, plant and equipment	8	1,500,512	1,522,919
Restricted cash	12	54	2,029
Deferred income tax asset	21	10,051	-
Total assets		$1,573,167	$1,613,418

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	9	$62,688	$50,672
Current portion of long-term debt	10	66,667	78,385
Current portion of offtake obligation	11	-	7,576
		129,355	136,633
Non-current liabilities
Other liabilities	9	8,932	1,072
Long-term debt	10	397,253	475,911
Offtake obligation	11	-	62,493
Decommissioning and restoration provision	12	21,239	18,947
Deferred income tax liability	21	62,086	15,236
		618,865	710,292
EQUITY
Share capital	17	1,152,567	1,140,890
Contributed surplus	17	47,468	48,886
Equity component of convertible notes	10	17,603	17,603
Accumulated other comprehensive loss		(193,997)	(193,997)
Deficit		(69,339)	(110,256)
		954,302	903,126
Total liabilities and equity		$1,573,167	$1,613,418
Commitments	22
Contingencies	23

On behalf of the Board of Directors:

“David S. Smith”	“George N. Paspalas”
David S. Smith	George N. Paspalas
(Chair of the Audit Committee)	(Director)

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS
(Expressed in thousands of United States dollars, except for share data)

		For the year ended
		December 31,	December 31,
	Note	2019	2018
Revenue	13	$484,540	$454,556

Cost of sales	14	333,157	303,927

Earnings from mine operations		151,383	150,629

Corporate administrative costs	15	18,674	15,788

Operating earnings		132,709	134,841

Interest and finance expense	16	(35,302)	(66,926)
Interest and finance income		1,231	2,728
Foreign exchange loss		(946)	(46)
Loss on financial instruments at fair value	10, 11	(15,415)	(17,113)

Earnings before taxes		82,277	53,484

Current income tax expense	21	(4,561)	(4,196)
Deferred income tax expense	21	(36,799)	(12,668)

Net earnings for the year		$40,917	$36,620

Other comprehensive earnings, net of tax
Items that will not be reclassified to earnings or loss:
Change in fair value attributable to change in credit risk of financial instruments designated at fair value through profit or loss	10	-	5,543

Comprehensive earnings for the year		$40,917	$42,163

Earnings per common share
Basic		$0.22	$0.20
Diluted	17	$0.22	$0.20

Weighted average number of common shares outstanding
Basic		184,731,109	182,905,004
Diluted	17	185,731,326	183,881,917

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)

		For the year ended
		December 31,	December 31,
	Note	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings for the year		$40,917	$36,620
Items not affecting cash:
Current income tax expense	21	4,561	4,196
Deferred income tax expense	21	36,799	12,668
Depreciation and depletion		82,848	67,466
Interest and finance expense, net		34,097	63,686
Gain on disposal of plant and equipment	14	(45)	-
Loss on financial instruments at fair value	10, 11	15,415	17,113
Settlement of offtake obligation	11	(3,068)	(4,423)
Share-based compensation	17	8,661	6,472
Unrealized foreign exchange loss		1,749	457
Write-down of inventories	14	2,475	-
Changes in non-cash working capital items:
Receivables and other		7,001	1,389
Inventories		(2,227)	1,047
Accounts payable and accrued liabilities		451	(4,872)
Income taxes paid		(4,561)	(4,575)
Net cash generated by operating activities		225,073	197,244

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued	17	-	2,304
Offtake obligation repurchase payments	11	(82,416)	-
Payment of lease obligations		(6,484)	(402)
Proceeds from exercise of stock options		7,634	8,353
Proceeds from loan facility	10	-	480,000
Repayment of credit facility	10	-	(350,000)
Repayment of loan facility	10	(98,000)	-
Repurchase of stream obligation	10	-	(237,000)
Share issue costs		-	(31)
Transaction costs associated with loan facility		(267)	(7,616)
Interest paid		(27,511)	(75,006)
Net cash used in financing activities		(207,044)	(179,398)

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment		(44,130)	(32,892)
Proceeds from sale of plant and equipment		96	-
Restricted cash		1,978	2,830
Interest received		1,231	2,728
Net cash used in investing activities		(40,825)	(27,334)
Decrease in cash and cash equivalents for the year		(22,796)	(9,488)

Cash and cash equivalents, beginning of the year		45,407	56,285
Effect of foreign exchange rate changes on cash and cash equivalents		563	(1,390)
Cash and cash equivalents, end of the year		$23,174	$45,407
Supplemental cash flow information	19

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of United States dollars, except for share data)

	Note	Number of common shares	Share capital	Contributed surplus	Equity component of convertible notes	Accumulated other comprehensive loss	Deficit	Total
Balance - December 31, 2017		182,337,874	$1,125,932	$49,942	$17,603	$(193,772)	$(152,644)	$847,061

Adjustment on adoption of IFRS 9, net of tax		-	-	-	-	(5,768)	5,768	-

Adjusted balance - January 1, 2018		182,337,874	$1,125,932	$49,942	$17,603	$(199,540)	$(146,876)	$847,061

Shares issued upon exercise of options	17	1,576,500	12,911	(4,558)	-	-	-	8,353

Shares issued under flow- through agreement	17	227,273	1,913	-	-	-	-	1,913

Share issue costs, net of taxes	17	-	(23)	-	-	-	-	(23)

Value assigned to options vested	17	-	-	3,502	-	-	-	3,502

Shares issued upon settlement of restricted share units		21,444	157	-	-	-	-	157

Other comprehensive earnings for the year		-	-	-	-	5,543	-	5,543

Earnings for the year		-	-	-	-	-	36,620	36,620

Balance - December 31, 2018		184,163,091	$1,140,890	$48,886	$17,603	$(193,997)	$(110,256)	$903,126

Shares issued upon exercise of options	17	1,209,709	11,677	(4,043)	-	-	-	7,634

Value assigned to options vested	17	-	-	2,625	-	-	-	2,625

Earnings for the year		-	-	-	-	-	40,917	40,917

Balance - December 31, 2019		185,372,800	$1,152,567	$47,468	$17,603	$(193,997)	$(69,339)	$954,302

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

1.	NATURE OF OPERATIONS

Pretium Resources Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010. The address of the Company’s registered office is Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49334, Vancouver, BC, V7X 1L4.

The Company was formed for the acquisition, exploration, development and operation of precious metal resource properties in the Americas. The Company’s primary asset is its wholly-owned underground Brucejack Mine located in northwestern British Columbia.

2.	BASIS OF PREPARATION

Statement of compliance and basis of presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit or loss (“FVTPL”), which are stated at their fair value.

These consolidated financial statements were authorized for issue by the Board of Directors on February 11, 2020.

Change in accounting policies – IFRS 16, Leases (“IFRS 16”)

The Company adopted IFRS 16 effective January 1, 2019 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17, Leases (“IAS 17”) and IFRIC 4, Determining Whether an Arrangement Contains a Lease. IFRS 16 provides a single lessee accounting model, requiring lessees to recognize a right of use asset (“ROU asset”) and a lease obligation at the lease commencement date.

Accounting policy applicable from January 1, 2019

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

●	The contract involves the use of an identified asset, either explicitly or implicitly, including consideration of supplier substitution rights;

●	The Company has the right to obtain substantially all the economic benefits from the use of the asset throughout the period of use; and

●	The Company has the right to direct the use of the asset.

The ROU asset is initially measured based on the initial amount of the lease obligation plus any initial direct costs incurred less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the ROU asset or the lease term using either the straight-line or units-of-production method depending on which method more accurately reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. The ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease obligation.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

2.	BASIS OF PREPARATION (Cont’d)

The lease obligation is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The lease obligation is measured at amortized cost using the effective interest method and remeasured when there is a change in future lease payments. Future lease payments can arise from a change in an index or rate, if there is a change in the Company’s estimate of the expected payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease obligation is remeasured, a corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded to the statement of earnings if the carrying amount of the ROU asset has been reduced to zero.

Accounting policy applicable before January 1, 2019

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. It requires consideration as to whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

A reassessment is made after inception of the lease only if one of the following applies: (a) there is a change in contractual terms, other than a renewal or extension of the arrangement; (b) a renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term; (c) there is a change in the determination of whether fulfillment is dependent on a specified asset; or (d) there is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the changes in circumstances gave rise to the reassessment or at the date of the renewal or extension period.

Finance leases, which transfer to the Company substantially all the risks and rewards incidental to ownership of the leased item, are capitalized at the commencement of the lease term (the date from which the lessee is entitled to exercise its right to use the leased asset) at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Minimum lease payments were the payments over the lease term that the lessee was required to make, excluding any contingent rent. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term.

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership. Operating lease payments are recognized as an expense in the statement of earnings on a straight-line basis over the lease term.

Impact of transition to IFRS 16

The Company previously classified leases as operating or finance leases, based on the Company’s assessment of whether the lease transferred significantly all the risks and rewards incidental to ownership of the underlying asset. Under IFRS 16, the Company recognizes ROU assets and lease obligations for most leases.

At transition, lease obligations were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as at January 1, 2019. ROU assets were measured at an amount equal to the lease obligation, adjusted by the amount of any prepaid or accrued lease payments.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

2.	BASIS OF PREPARATION (Cont’d)

The Company has elected to apply the practical expedient not to recognize ROU assets and lease obligations for short-term leases that have a lease term of twelve months or less and leases of low-value assets. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

For leases that were classified as finance leases under IAS 17, the carrying amount of the ROU asset and the lease obligation at January 1, 2019 are determined as the carrying amount of the lease asset and lease obligation under IAS 17 immediately before that date.

Incremental ROU assets and lease obligations of $11,891 were recorded as of January 1, 2019, with no net impact on deficit. When measuring lease obligations, the Company discounted lease payments using the Company’s incremental borrowing rate of 5.7% at January 1, 2019.

The following table reconciles the Company’s operating lease commitments at December 31, 2018, as previously disclosed in the Company’s annual consolidated financial statements, to the lease obligation recognized on initial application of IFRS 16 at January 1, 2019.

Adoption of
IFRS 16
Operating lease commitments - December 31, 2018	$13,804
Adjustments from adoption of IFRS 16	(96)
Operating lease commitments - December 31, 2018	13,708

IFRS 16 recognition exemptions:
Short-term leases	(727)
Low-value leases	(24)
Effect from discounting using the incremental borrowing rate - January 1, 2019	(1,066)
Lease obligation recognized on adoption of IFRS 16	11,891
Finance lease obligation (IAS 17) - December 31, 2018	748
Lease obligation - January 1, 2019	$12,639

For presentation on the statement of financial position, the current portion of the lease obligation was classified within accounts payable and accrued liabilities and the non-current portion within other liabilities. ROU assets were included within mineral properties, plant and equipment.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the financial statements of the Company and the entities controlled by the Company, its subsidiaries, listed in the following table:

		Proportion of
	Place of	ownership
Name of subsidiary	incorporation	interest	Principal activity
Pretium Exploration Inc.	British Columbia, Canada	100%	Holds interest in the Brucejack Mine and Snowfield Project
0890696 BC Ltd.	British Columbia, Canada	100%	Holds real estate in Stewart, British Columbia

Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when the Company has existing rights that give the Company the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a subsidiary’s share capital. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intercompany balances and transactions, including any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company and its subsidiaries is the United States dollar (“USD”), which is also the Company’s presentation currency. References to “$” or “USD” are to United States dollars, while references to “C$” or “CAD” are to Canadian dollars.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuations where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of earnings for the year.

Financial instruments

Financial assets – Classification

Financial assets are classified at initial recognition as either: measured at amortized cost, FVTPL or fair value through other comprehensive income (“FVOCI”). The classification depends on the Company’s business model for managing the financial assets and the contractual terms which give rise to the cash flows.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

For assets measured at fair value, gains and losses will either be recorded in earnings or other comprehensive income (“OCI”). For investments in debt instruments, this will depend on the business model for which the investment is held. For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at FVOCI.

The Company reclassifies debt investments when and only when its business model for managing those assets changes.

Financial assets – Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in the statement of earnings.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Company classifies its debt instruments:

●	Amortized cost – Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in earnings when the asset is derecognized or impaired. Interest income from these financial assets is included in interest and finance income using the effective interest rate method.

●	FVOCI – Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognized in earnings. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to earnings and recognized in other gains (losses). Interest income from these financial assets is included in interest and finance expense using the effective interest rate method. Foreign exchange gains and losses are presented in foreign exchange gain (loss) and impairment expenses in other expenses.

●	FVTPL – Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on a debt investment that is subsequently measured at FVTPL and is not part of a hedging relationship is recognized in earnings and presented net in the statement of earnings within other gains (losses) in the period in which it arises.

Changes in the fair value of financial assets at FVTPL are recognized in loss on financial instruments at fair value in the statement of earnings as applicable.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Cash and cash equivalents and restricted cash

Cash and cash equivalents comprise cash holdings in business and savings accounts held at major financial institutions with an original maturity date of three months or less. Restricted cash is held at major financial institutions as collateral for reclamation and surety bonds. Cash and restricted cash are classified at amortized cost. Interest income is recognized by applying the effective interest rate method.

Receivables and other

The Company’s trade receivables result from sales transactions in accordance with IFRS 15, Revenue from Contracts with Customers and contain provisional pricing arrangements. These trade receivables are classified as FVTPL with the gain (loss) included in revenue.

Accounts payable and accrued liabilities and debt

Accounts payable and accrued liabilities, the debt portion of the convertible notes, the senior secured term credit facility and the senior secured loan facility are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

Derivatives

Derivative instruments, including embedded derivatives in financial liabilities or non-financial contracts, such as the offtake obligation, are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

Inventories

Ore stockpiles, in-circuit and finished metal inventory (gold and silver) are valued at the lower of weighted average production cost and net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and applicable depreciation and depletion of mineral properties, plant and equipment. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production costs to convert the inventories into saleable form and estimated costs to sell.

Ore stockpile inventory represents ore on the surface or underground that has been extracted from the mine and is available for further processing. In-circuit inventory represents material in the mill circuit that is in the process of being converted into a saleable form. Finished metal inventory represents gold and silver doré and concentrate located at the mine, in transit to customers and at refineries.

Materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Replacement costs of materials and spare parts are generally used as the best estimate of net realizable value.

Any write-downs of inventory to net realizable value are recorded within cost of sales in the statement of earnings. If there is a subsequent increase in the value of inventory, the previous write-downs to net realizable value are reversed up to cost to the extent that the related inventory has not been sold.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Mineral properties

Mineral properties include the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition, underground mine development costs and previously capitalized exploration and evaluation costs. Upon commencement of production, a mineral property is depleted using the unit-of-production method. Unit-of-production depletion rates are determined using gold ounces mined over the estimated proven and probable reserves at the mine.

Development costs incurred during production

The Company incurs development costs to build new raises and ramps (vertical development) that enable the Company to physically access ore underground. The time over which these costs will be incurred depends on the mine life. These underground development costs are capitalized as incurred. Capitalized underground development costs incurred to enable access to specific areas of the mine and which only provide an economic benefit over a specific period of mining are depleted using a unit-of-production method determined using gold ounces mined over the estimated proven and probable reserves in that particular area of the mine.

Plant and equipment

Plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The initial cost of an asset is comprised of its purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated future cost of dismantling and removing the asset. The purchase price or construction cost is the fair value of consideration given to acquire the asset.

Depreciation of plant and equipment commences when the asset has been fully commissioned and is available for its intended use.

A majority of mine and site infrastructure assets, including buildings, roads and transmission lines are depreciated using a unit-of-production method over the life of mine. Depreciation is determined each year using gold ounces mined over the estimated proven and probable reserves of the mine.

Depreciation of other assets, including those ancillary to the Brucejack Mine are calculated using the straight-line method to allocate cost over the estimated useful lives, as follows:

Asset class	Estimated useful life
Mine and mill equipment	5 – 14 years
Light vehicles	3 – 5 years
Office and computer equipment	3 – 5 years
Leasehold improvements	Term of lease

When significant components of an asset have different useful lives, depreciation is calculated on each separate component. Each asset or component’s estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the Brucejack Mine.

Depreciation methods and estimated useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Expenditures on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, the expenditure is capitalized and the carrying amount of the item replaced is derecognized. Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that the future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.

An item of plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the statement of earnings.

Construction in progress

Costs recorded for assets under construction are capitalized as construction in progress. On completion, the cost of construction is transferred to the appropriate category of mineral properties, plant and equipment. No depreciation is recorded until the assets are substantially complete and available for their intended use.

Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to prepare for its intended use are capitalized as part of the cost of the asset. Capitalization of borrowing costs begins when there are borrowings and activities commence to prepare an asset for its intended use. Capitalization of borrowing costs ends when substantially all activity necessary to prepare a qualifying asset for its intended use are complete. When proceeds of project-specific borrowings are invested on a temporary basis, borrowing costs are capitalized net of any investment income.

Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring licenses and costs associated with exploration and evaluation activity. Exploration and evaluation expenditures are capitalized. Mineral property acquisition costs are capitalized. Exploration and evaluation costs incurred before the Company has obtained the legal rights to explore an area are expensed.

Once the technical feasibility and commercial viability of the extraction of mineral reserves or resources from a particular mineral property has been determined, expenditures are reclassified to mineral properties within mineral properties, plant and equipment.

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, including:

●	The extent to which mineral reserves or mineral resources as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) have been identified through a feasibility study or similar document;

●	The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;

●	The status of environmental permits; and

●	The status of mining leases or permits.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Exploration and evaluation assets are tested for impairment immediately prior to reclassification to mineral properties.

Mineral exploration tax credits

Mineral exploration tax credits on eligible mineral exploration expenditures incurred are treated as a reduction of capitalized mineral properties. The credits are recorded as a receivable when the amount is reliably measurable, and it is considered probable that the tax credit will be recovered.

Impairment of non-financial assets

The carrying amounts of assets included in mineral properties, plant and equipment are reviewed for impairment whenever facts and circumstances suggest that the carrying amounts may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash generating unit to which the asset belongs is determined. The recoverable amount of an asset or cash generating unit is determined as the higher of its fair value less costs of disposal (“FVLCD”) and its value in use. An impairment loss exists if the asset’s carrying amount exceeds the recoverable amount and is recorded as an expense immediately.

Value in use is determined as the present value of the future cash flows expected to be derived from continuing use of an asset or cash generating unit in its present form. These estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash generating unit for which estimates of future cash flows have not been adjusted.

Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. Costs of disposal are incremental costs directly attributable to the disposal of an asset. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources and operating and capital costs. All inputs used are those that an independent market participant would consider appropriate.

Tangible assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstances indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount, but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized into earnings immediately.

Decommissioning and restoration provision

The Company has provisions for decommissioning and restoration costs which include the dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. Decommissioning and restoration costs are a normal consequence of mining and a majority of decommissioning and restoration expenditures are expected to be incurred at the end of the life of mine.

Decommissioning and restoration costs are estimated and discounted to their net present value and capitalized to the carrying amount of the related asset along with the recording of a corresponding liability, as soon as the obligation to incur such costs arises. The discount rate used to calculate the net present value is a pre-tax rate that reflects risks specific to the liability.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Each period the Company reviews cost estimates and other assumptions used in the valuation of the provision to reflect events, changes in circumstances and new information available. The liability is adjusted each year for the unwinding of the discount, changes to the current market-based discount rate and for the amount or timing of the underlying cash flows needed to settle the provision.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Flow-through shares

The issuance of flow-through common shares results in the obligation to transfer the tax deductibility of the qualifying resource expenditures funded from the proceeds of the sale of such shares to the purchasers of the shares. On the issuance of such shares, the Company bifurcates the flow-through shares into: a flow-through share premium, equal to the estimated premium that investors pay for the flow-through feature, which is recognized as a liability, and share capital. As the related exploration expenditures are incurred, the Company derecognizes the premium liability and recognizes a related income tax recovery.

Revenue recognition

The Company produces doré and concentrates which contain both gold and silver. The doré is further processed to produce refined metals for sale. The concentrates are sold to smelters in concentrate form. The Company’s performance obligations relate primarily to the delivery of mine production in refined or concentrate form to its customers.

Revenue is recognized when control is transferred to the customer. Control transfers when a product is delivered to the customer, the customer has full discretion over the product and there is no unfulfilled obligation that could affect the customer’s acceptance of the product.

Control over the refined gold or silver produced from doré is transferred to the customer and revenue recognized upon delivery to the customer’s bullion account.

For shipment of doré, approximately 90% of the estimated contained gold is available to be delivered to the customer’s bullion account within approximately 10 days of arrival at the refinery. The balance of the contained gold is delivered to the customer’s bullion account following the final processing outturn. The contained silver is sold following the final processing outturn.

Control over gold and silver bearing concentrates is transferred to the customer and revenue recognized when the concentrates are loaded or available for loading onto the vessel at the port of discharge. Revenue from concentrate sales are recognized net of treatment costs and refining charges.

Revenue is recognized at an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring the product to the customer.

Sales of refined gold are recorded at the spot price on the date of delivery to the customer’s bullion account with payment received on the same day. Sales of silver are recorded at the spot price on the date of sale.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Concentrate sales are recorded at the provisional price based on the estimated forward price to the date of final settlement. The final purchase price for these gold concentrate sales will be the average price for a period of time following the bill of lading date depending on the customer. Adjustments are made in subsequent periods to the customer receivables for these sales transactions based on movements in market prices prior to final pricing. As a result, concentrate sales receivables are fair valued and adjusted each period to reflect forward market prices to the estimated settlement date. These changes in fair value are included in revenue on the statement of earnings. The Company receives payment for 90% of the value of each concentrate shipment 15 – 30 days after the loading of the material at the port of discharge. A final payment for 10% of the value of each sale is received upon completion of final assays and final pricing based on a defined pricing period.

Revenue recognition under the offtake agreement

Under the offtake agreement, the Company was required to deliver gold equivalent to 100% of production up to 7,067,000 ounces (note 11).

Refined gold and silver were delivered directly to the offtakers and recorded at the spot price on the date of delivery. The final purchase price to be paid under the offtake agreement was, at the purchaser’s option, a market referenced gold price in USD per ounce during a defined pricing period after the date of each sale. The difference between the spot price on the date of sale and the price paid by the purchaser reflected the settlement of a portion of the offtake obligation previously recorded on the statement of financial position. The Company received payment for 90% of the value of each gold sale within 2 days of the date of sale. A final payment for 10% of the value of each gold sale, taking into account the purchaser’s pricing option, was received on the 7th day after the date of sale.

The Company repurchased 100% of the offtake agreement on September 30, 2019 eliminating the Company’s obligation to deliver gold to the holders of the offtake agreement.

Share-based payments

Share options

Options granted to employees under the Company’s equity settled share-based option plan are measured at fair value at the date of grant. Fair value is determined using the Black-Scholes option pricing model, which relies on estimates of the risk-free interest rate, expected share price volatility, future dividend payments and the expected average life of the options. The fair value determined at the grant date is recognized as an expense over the vesting period in accordance with the vesting terms and conditions (graded vesting method), with a corresponding increase in contributed surplus in equity.

An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. Equity-settled share-based payment transactions with non-employees are measured at the fair value of the goods or services received. However, if the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Restricted share units (“RSU’s”)

RSU’s are granted to employees of the Company and are expected to be settled in cash. A liability for RSU’s is measured at fair value on the grant date and is subsequently adjusted for changes in fair value at each reporting date until settlement. The fair value of RSU’s is estimated based on the quoted market price of the Company’s common shares. The liability is recognized on a graded vesting basis over the vesting period, with a corresponding expense in the statement of earnings.

Performance share units (“PSU’s”)

PSU’s are granted under the Company’s 2015 RSU Plan and are expected to be settled in cash. The amount of units to be issued on the vesting date will vary from 0% to 200% of the number of PSU’s granted, depending on the Company’s total shareholder return compared to the return of a selected group of peer companies. Vesting, and therefore the liability, is based on the Company’s total shareholder return and the target settlement ranges from 0% to 200% of the original grant of units.

The fair value of a PSU reflects the value of a Company common share based on the quoted market price and the number of units issued is dependent upon the Company’s relative performance against a selected group of peer companies.

The initial fair value of the liability is calculated as of the grant date and is recognized as share-based compensation expense over the vesting period in accordance with the vesting terms and conditions. Subsequently, at each reporting date and on settlement, the liability is re-measured with any changes in fair value recorded to the statement of earnings.

Deferred share units (“DSU’s”)

DSU’s are granted to independent directors of the Company and are settled in cash when the individual ceases to be a director of the Company, either voluntarily or involuntarily. DSU’s vest immediately on the grant date. The fair value of a DSU reflects the value of a Company common share based on the quoted market price. The initial fair value of the liability is calculated as of the grant date and is recognized as share-based compensation expense. Subsequently, at each reporting date and on settlement, the liability is re-measured with any changes in fair value recorded to the statement of earnings.

Income and mining taxes

Income taxes include Canadian federal and provincial income taxes. Provincial mining taxes represent Canadian provincial taxes levied on mining operations. To the extent these taxes are determined based on a measure of taxable earnings, they are also accounted for as income taxes.

Income tax is recognized in earnings except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Deferred tax is provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for the initial recognition of assets or liabilities that affect neither accounting nor taxable earnings. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates at the end of the reporting year applicable to the year of expected realization.

A deferred tax asset is recognized only to the extent that it is probable that future taxable earnings will be available against which the asset can be utilized.

Contingent liabilities

Contingent liabilities are possible obligations whose existence will only be confirmed by future events not wholly within the control of the Company. Contingent liabilities are disclosed unless the possibility of an outflow of economic resources is considered remote.

Earnings per share

The Company presents basic earnings per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings per share is determined by adjusting the earnings attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and accounting estimates that the Company has made in the preparation of the financial statements including those that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities:

Key accounting policy judgment

Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has assessed for impairment indicators on the Company’s mineral properties, plant and equipment and concluded that no impairment indicators exist as of December 31, 2019.

As at March 31, 2019, management assessed impairment indicators for the Company’s mineral properties, plant and equipment and concluded, that due to a decrease in total contained ounces in the updated mineral reserve of the Brucejack Mine, an indicator of impairment existed. Refer to note 8c for further details related to the impairment assessment.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont’d)

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2019.

Sources of estimation uncertainty

Mineral reserves and resources

The Company estimates its mineral reserves and resources based on information compiled and reviewed by qualified persons as defined in accordance with NI 43-101 requirements. The estimation of mineral reserves and resources requires judgment to interpret available geological data, select an appropriate mining method and establish an extraction schedule. It also requires assumptions about future commodity prices, exchange rates, production costs and recovery rates. There are uncertainties inherent in estimating mineral reserves and resources and assumptions that are valid at the time of estimation and may change significantly when new information becomes available. New geological data as well as changes in the above assumptions may change the economic status of reserves and may, ultimately, result in the reserves being revised.

The changes in the proven and probable mineral reserves announced on April 4, 2019 impacted the calculation of depreciation and depletion expense, the estimated timing of settlement of the decommissioning and site restoration provision, and the measurement of the offtake obligation.

Recoverable amount of the Brucejack Mine

At March 31, 2019, the Company identified an indicator of impairment for the Brucejack Mine cash generating unit. For the impairment assessment completed at March 31, 2019, the recoverable amount of the Brucejack Mine cash generating unit was determined based on the FVLCD method using discounted future cash flows. The estimates used by management in arriving at the recoverable amount are subject to various risks and uncertainties including changes in future gold and silver prices, exchange rates, capital cost estimates, operating cost estimates, estimated reserves and resources and the discount rate. Changes in estimates could affect the expected recoverability of the Brucejack Mine. Refer to note 8c for further details related to the impairment assessment.

5.	NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

New accounting standard not yet adopted

There are no IFRS standards or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have a material impact on the Company.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

6.	RECEIVABLES AND OTHER

	December 31,	December 31,
	2019	2018
BC Mineral Exploration Tax Credit (“BCMETC”) receivable	$6,441	$-
Trade receivables	6,210	14,487
Prepayments and deposits	3,109	3,332
Tax receivables	1,652	420
Other receivables	19	73
	$17,431	$18,312

7.	INVENTORIES

	December 31,	December 31,
	2019	2018
Materials and supplies	$13,403	$11,548
Finished metal	8,213	12,745
In-circuit	329	458
	$21,945	$24,751

As at December 31, 2019, $2,500 (2018 – $3,138) of depreciation and depletion and $69 (2018 – $199) of site share-based compensation was included in inventory.

8.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Construction in progress	Plant and equipment	ROU assets	Exploration and evaluation assets	Total
Year ended December 31, 2018
Cost
Balance - January 1, 2018	$807,519	$5,723	$544,849	$-	$246,463	$1,604,554
Additions	641	17,935	1,199	-	5,544	25,319
Transfer from construction in progress to plant and equipment	-	(10,008)	10,008	-	-	-
Transfer from construction in progress to mineral properties	4,467	(4,467)	-	-	-	-
Balance - December 31, 2018	$812,627	$9,183	$556,056	$-	$252,007	$1,629,873

Accumulated depreciation and depletion
Balance - January 1, 2018	$14,924	$-	$24,770	$-	$-	$39,694
Depreciation and depletion	36,066	-	31,194	-	-	67,260
Balance - December 31, 2018	$50,990	$-	$55,964	$-	$-	$106,954

Net book value - December 31, 2018	$761,637	$9,183	$500,092	$-	$252,007	$1,522,919

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

8.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (Cont’d)

	Mineral properties	Construction in progress	Plant and equipment	ROU assets	Exploration and evaluation assets	Total
Year ended December 31, 2019
Cost
Balance - December 31, 2018	$812,627	$9,183	$556,056	$-	$252,007	$1,629,873
Adjustment on adoption of IFRS 16	-	-	-	11,891	-	11,891
Transfer from plant and equipment to ROU assets	-	-	(888)	888	-	-
Adjusted balance - January 1, 2019	$812,627	$9,183	$555,168	$12,779	$252,007	$1,641,764
Additions	-	33,777	2,128	6,496	11,076	53,477
Transfer from construction in progress to plant and equipment	-	(15,430)	15,430	-	-	-
Transfer from construction in progress to mineral properties	2,127	(2,127)	-	-	-	-
Transfer from inventory to plant and equipment	-	-	1,056	-	-	1,056
Transfer from construction in progress to ROU assets	-	(25)	-	25	-	-
Recoveries from BCMETC	(6,065)	-	-	-	(505)	(6,570)
Disposals	-	-	(535)	-	-	(535)
Balance - December 31, 2019	$808,689	$25,378	$573,247	$19,300	$262,578	$1,689,192

Accumulated depreciation and depletion
Balance - December 31, 2018	$50,990	$-	$55,964	$-	$-	$106,954
Transfer from plant and equipment to ROU assets	-	-	(42)	42	-	-
Adjusted balance - January 1, 2019	$50,990	$-	$55,922	$42	$-	$106,954
Depreciation and depletion	41,880	-	34,955	5,375	-	82,210
Disposals	-	-	(484)	-	-	(484)
Balance - December 31, 2019	$92,870	$-	$90,393	$5,417	$-	$188,680

Net book value - December 31, 2019	$715,819	$25,378	$482,854	$13,883	$262,578	$1,500,512

(a) Mineral properties

Mineral properties consist solely of the Brucejack Mine.

(b) Exploration and evaluation assets

Exploration and evaluation assets consists of the Snowfield Project, regional drilling and exploration work on the Bowser Claims and the Porphyry Potential Deep Drilling Project.

(c) Impairment assessment of Brucejack Mine

At March 31, 2019, the Company reviewed impairment indicators for the Brucejack Mine and concluded there was an indicator of impairment due to the decrease in total contained ounces in the updated mineral reserve. In accordance with the Company’s accounting policy, the recoverable amount was assessed as the higher of its value in use or FVLCD. The recoverable amount was determined based on the FVLCD method using discounted future cash flows.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

8.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (Cont’d)

The Brucejack Mine cash-generating unit includes mineral properties, plant and equipment, construction in progress and ROU assets. The carrying amount of the cash-generating unit at March 31, 2019 was $1,299,017.

In arriving at FVLCD, post-tax cash flows were estimated using the following significant assumptions: (a) the latest mineral reserve; (b) production profile, operating costs and capital costs from the latest detailed life of mine plan; (c) a gold price of $1,300 per ounce; (d) a silver price of $15.20 per ounce; (e) a foreign exchange rate of C$1.00:US$0.775; and (f) a real discount rate of 6.0%.

The Company’s assessment of FVLCD exceeded the carrying amount of the Brucejack Mine cash-generating unit and as a result, no impairment loss was recognized in the statement of earnings.

(d) ROU assets

As at December 31, 2019, the Company’s ROU assets consisted of the following:

	ROU asset Mobile equipment	ROU asset Buildings	ROU asset Other	Total
Cost
Balance - December 31, 2018	$-	$-	$-	$-
Adjustment on adoption of IFRS 16	9,325	2,509	57	11,891
Transfer from plant and equipment to ROU assets	888	-	-	888
Adjusted balance - January 1, 2019	$10,213	$2,509	$57	$12,779
Additions	2,136	3,115	1,245	6,496
Transfer from construction in progress to ROU assets	25	-	-	25
Balance - December 31, 2019	$12,374	$5,624	$1,302	$19,300

Accumulated depreciation and depletion
Balance - December 31, 2018	$-	$-	$-	$-
Transfer from plant and equipment to ROU assets	42	-	-	42
Adjusted balance - January 1, 2019	$42	$-	$-	$42
Depreciation and depletion	4,247	1,032	96	5,375
Balance - December 31, 2019	$4,289	$1,032	$96	$5,417

Net book value - December 31, 2019	$8,085	$4,592	$1,206	$13,883

The Company is a party primarily to lease contracts for mining related mobile equipment and buildings. Other ROU assets include office-related equipment and shipping containers for concentrate.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	December 31,
	2019	2018
Trade payables	$36,253	$24,814
Lease obligations	14,118	748
Accrued liabilities	9,242	16,945
Employee benefit liability	4,620	4,398
RSU liability	3,811	1,502
DSU liability	1,745	997
Royalty payable	1,142	629
Accrued interest on convertible notes	660	660
Accrued interest on loan facility	29	1,051
	$71,620	$51,744
Non-current portion of lease obligations	(8,130)	(518)
Non-current portion of RSU liability	(802)	(554)
Current portion of accounts payable and accrued liabilities	$62,688	$50,672

(a) Lease obligations

As at December 31, 2019, the Company’s undiscounted lease obligations consisted of the following:

	December 31,	December 31,
	2019	2018
Gross lease obligation - minimum lease payments
1 year	$6,549	$277
2-3 years	6,689	527
4-5 years	1,849	35
	$15,087	$839
Future interest expense on lease obligations	(969)	(91)
	$14,118	$748

For the year ended December 31, 2019, interest expense on lease obligations was $836 (2018 – $16). Total cash payments on lease obligations and short-term leases were $6,484 (2018 – $402) and $1,150, respectively.

Variable lease payments not included in the measurement of lease obligations were nil as at December 31, 2019. There were no extension options, which were reasonably certain to be exercised, included in the measurement of the lease obligations. As at December 31, 2019, there were no significant leases with residual value guarantees or leases not yet commenced to which the Company is committed.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

10.	LONG-TERM DEBT

As at December 31, 2019, the Company’s long-term debt consisted of the following:

	Term facility	Revolving facility	Convertible notes	Senior secured term credit facility	Stream obligation	Total long-term debt
Balance - January 1, 2018	$-	$-	$76,582	$365,890	$224,020	$666,492
Accretion of convertible notes	-	-	5,568	-	-	5,568
Interest expense including amortization of discount	-	-	-	56,834	-	56,834
Loss on financial instruments at fair value	-	-	-	-	20,574	20,574
Change in fair value attributable to change in credit risk of financial instruments designated at FVTPL	-	-	-	-	(7,594)	(7,594)
Repayment of credit facility	-	-	-	(422,724)	-	(422,724)
Repurchase of stream obligation	-	-	-	-	(237,000)	(237,000)
Proceeds from loan facility, net of transaction costs	246,728	225,323	-	-	-	472,051
Amortization of loan facility transaction costs	55	40	-	-	-	95
Balance - December 31, 2018	$246,783	$225,363	$82,150	$-	$-	$554,296
Accretion of convertible notes	-	-	5,568	-	-	5,568
Repayment of loan facility	(50,000)	(48,000)	-	-	-	(98,000)
Amortization of loan facility transaction costs	952	1,037	-	-	-	1,989
Reversal of loan facility transaction costs	28	39	-	-	-	67
Balance - December 31, 2019	$197,763	$178,439	$87,718	$-	$-	$463,920
Current portion of long-term debt	(66,667)	-	-	-	-	(66,667)
Non-current portion of long-term debt	$131,096	$178,439	$87,718	$-	$-	$397,253

(a) Senior secured loan facility

On December 18, 2018, the Company closed a $480,000 senior secured loan facility (the “loan facility”) with a syndicate of financial institutions arranged by The Bank of Nova Scotia, ING Capital LLC and SG Americas Securities, LLC. The loan facility is comprised of a $250,000 senior secured amortizing non-revolving credit facility (the “term facility”) and a $230,000 senior secured revolving credit facility (the “revolving facility”). The loan facility is secured by substantially all of the assets of the Company and its subsidiaries.

The term of the loan facility is four years, maturing on December 18, 2022. The undrawn portion of the loan facility at December 31, 2019 was $16,392 with $1,608 (C$2,100) used for a letter of credit supporting a reclamation deposit requirement.

Each borrowing under the term and revolving facilities is available by way of USD London Inter-Bank Offered Rate (“LIBOR”) loans or USD base rate loans. The revolving facility is also available in various other forms, including Canadian prime loans, bankers’ acceptances, bankers’ acceptance equivalent loans, and letters of credit.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

10.	LONG-TERM DEBT (Cont’d)

Borrowings comprising USD LIBOR loans shall bear interest at LIBOR plus an applicable margin of 2.5% to 3.5% based on the Company’s net leverage ratio. As at December 31, 2019, the LIBOR on the Company’s borrowings was 1.7%. Borrowings comprising USD base rate loans shall bear interest at the administrative agent’s base rate plus an applicable margin of 1.5% to 2.5% based on the Company’s net leverage ratio. Interest is payable on the last day of the interest period related to a borrowing. For the year ended December 31, 2019, $24,056 (2018 – $1,083) of interest expense was expensed as interest and finance expense in the statement of earnings.

The term facility is required to be repaid in equal installments of principal until maturity. The Company has paid three quarterly installments on the term facility in the aggregate amount of $50,000 (2018 – nil), reducing the outstanding balance on the term facility to $200,000.

The Company was required to repay $30,000 on the revolving facility prior to June 30, 2019 at which time the available facility was reduced to $200,000. The remaining principal of the revolving facility is required to be repaid as a bullet payment in full on the maturity date. Any unused portion of the revolving facility is subject to a standby fee of 0.6% to 0.8%. The Company made additional voluntary principal repayments during 2019 totaling $18,000, reducing the outstanding balance on the revolving facility to $182,000.

Transaction costs associated with the term facility were $3,243 (2018 – $3,271) and the revolving facility were $4,639 (2018 – $4,678). The transactions costs have been recorded as a loan discount and will be amortized over the term of the loan. For the year ended December 31, 2019, $1,989 (2018 – $95) of amortization of the loan facility transaction costs were expensed to interest and finance expense in the statement of earnings.

The effective interest rate for the loan facility as at December 31, 2019 is 5.2%. The Company is subject to financial covenants including interest coverage ratio, leverage ratio, tangible net worth and minimum liquidity under the terms of the loan facility. As at December 31, 2019, the Company was in compliance with all financial and non-financial covenants.

(b) Convertible notes

On February 14, 2017, the Company completed an offering of $100,000 aggregate principal amount of unsecured convertible senior subordinated notes due 2022 (the “Notes”) which mature on March 15, 2022 and bear an interest rate of 2.25% per annum, payable semi-annually in arrears on March 15 and September 15 of each year.

The Notes are convertible into common shares of the Company at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the Notes may be entitled to an increased conversion rate. The Notes are convertible into common shares of the Company at an initial conversion rate of 62.5 common shares per $1 principal amount of Notes converted, representing an initial conversion price of $16.00 per common share.

The Company may not redeem the Notes before March 20, 2020, except in the event of certain changes in Canadian tax law. At any time on or after March 20, 2020, the Company may redeem all or part of the Notes for cash, but only if the last reported sale price of the Company’s common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price. The redemption price will equal to the sum of (a) 100% of the principal amount of the notes to be redeemed and (b) accrued and unpaid interest, if any, to the redemption date.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

10.	LONG-TERM DEBT (Cont’d)

The Company is required to offer to purchase for cash all of the outstanding Notes upon a fundamental change, at a purchase price in cash equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to the fundamental change purchase date.

At initial recognition, the net proceeds of the Notes were bifurcated into its debt and equity components of $71,685 and $24,110 ($17,603 net of deferred tax) respectively. The fair value of the debt portion was estimated using a discounted cash flow model method based on an expected life of five years and a discount rate of 8.6%.

The debt portion has been classified a financial liability at amortized cost and is recorded net of transaction costs and accreted over the expected life using the effective interest rate of 7.8%. For the year ended December 31, 2019, $5,568 (2018 – $5,568) of accretion of convertible notes was expensed as interest and finance expense in the statement of earnings.

(c) Senior secured term credit facility

On September 21, 2015, the Company closed a construction financing comprised of a senior secured term credit facility (the “credit facility”) for $350,000, an offtake agreement, a $150,000 callable gold and silver stream agreement and a private placement of common shares for $40,000.

Pursuant to the terms of the credit facility, the Company borrowed $350,000 at a stated interest rate of 7.5%, compounded quarterly and payable upon maturity.

The credit facility matured December 31, 2018 and was subject to an extension for one year, at the Company’s option upon payment of an extension fee of 2.5% of the principal amount, including accumulated interest. The Company had the right to repay at par plus accrued interest after the second anniversary of closing. The embedded derivatives associated with the prepayment and extension options were recorded on the statement of financial position as other assets. For the year ended December 31, 2018, the change in fair value of these embedded derivatives was fair value loss of $132.

For the year ended December 31, 2018, $56,834 of interest on the credit facility was expensed as interest and finance expense in the statement of earnings.

On December 18, 2018, the Company used proceeds from the loan facility to repay the credit facility in the amount of $422,724 which included principal and accrued interest.

(d) Stream obligation

Pursuant to the stream, the Company was obligated to deliver, subject to prepayment options, 8% of up to 7,067,000 ounces of refined gold and 8% of up to 26,297,000 ounces of refined silver commencing on January 1, 2020 (less gold and silver sold to that date) and a payment of $20,000. Upon delivery, the Company was entitled to (a) for gold, the lesser of $400 per ounce and the gold market price and (b) for silver, the lesser of $4 per ounce and the silver market price. Any excess of market over the fixed prices above would be credited against the deposit. Any remaining uncredited balance of the deposit was repayable, without interest, upon the earlier of the date (i) the aggregate stated gold and silver quantities have been delivered and (ii) 40 years.

The Company had the option to repurchase the stream obligation for $237,000 on December 31, 2018. The Company exercised this option and repurchased the stream obligation on December 18, 2018.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

10.	LONG-TERM DEBT (Cont’d)

The stream obligation was recorded at fair value at each statement of financial position date. For the year ended December 31, 2018, the change in fair value of the stream obligation was a fair value loss of $12,980. Of the change in fair value, a fair value loss of $20,574 was recognized in the statement of earnings and the fair value change due to the change in the Company’s credit risk of $7,594 ($5,543 net of deferred tax) was recognized in OCI.

11.	OFFTAKE OBLIGATION

As at December 31, 2019, the Company’s offtake obligation is as follows:

Offtake
obligation
Balance - January 1, 2018	$78,085
Settlement of offtake obligation	(4,423)
Gain on financial instruments at fair value	(3,593)
Balance - December 31, 2018	$70,069
Settlement of offtake obligation	(3,068)
Loss on financial instruments at fair value	15,415
Offtake obligation repurchase payments	(82,416)
Balance - December 31, 2019	$-

In September 2015, the Company entered into an agreement pursuant to which it would deliver 100% of refined gold up to 7,067,000 ounces. The final purchase price to be paid by the purchaser would be, at the purchaser’s option, a market referenced gold price in USD per ounce during a defined pricing period before and after the date of each sale.

The Company had the option to reduce the offtake obligation by up to 75% by paying $13 per ounce effective December 31, 2019 on the then remaining undelivered gold ounces.

On September 15, 2019, the Company entered into an agreement with the holders of the offtake obligation to repurchase 100% of the outstanding obligation effective September 30, 2019. In exchange, the Company agreed to pay the holders of the offtake obligation $13 per ounce for 100% of the refined gold remaining to be delivered under the offtake agreement, equating to $82,416. Under the terms of the agreement, the Company paid $62,416 on September 30, 2019 and $20,000 on November 30, 2019.

For the year ended December 31, 2019, the Company delivered 234,378 (2018 – 371,223) ounces of gold under the offtake agreement. Of the amount settled, the Company physically delivered 158,268 (2018 – 249,799) ounces from doré production and purchased 76,110 (2018 – 121,424) ounces to satisfy delivery of gold produced from concentrate sales. The settlement of the gold ounces resulted in a decrease in the offtake obligation to the date of repurchase of $3,068 (2018 – $4,423).

Until the repurchase of the offtake agreement on September 30, 2019, the offtake obligation was recorded at fair value at each statement of financial position date. For the year ended December 31, 2019, the change in fair value of the offtake obligation to the date of repurchase was a fair value loss of $15,415 (2018 – gain of $3,593).

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

12.	DECOMMISSIONING AND RESTORATION PROVISION

(a) Reclamation bonds

In relation to the Brucejack Mine, the Company has $54 of restricted cash (2018 – $2,029) which includes $54 (2018 – $1,749) in the form of Guaranteed Investment Certificates and Letters of Credit as security deposits with various government agencies in relation to decommissioning and restoration provisions. In support of the closure plan for the Brucejack Mine, the Company increased its reclamation security in 2019 through a surety bond by C$9,000, for total surety bonds of C$31,700 in favour of the Ministry of Energy and Mines. The Company was not required to provide collateral for the surety bonds.

(b) Decommissioning and restoration provision

The Company has a liability for remediation of current and past disturbances associated with the exploration, development and production activities at the Brucejack Mine. The decommissioning and restoration provision is as follows:

	For the year ended
	December 31,	December 31,
	2019	2018
Opening balance	$18,947	$18,436
Change in discount rate	2,028	215
Accretion of decommissioning and restoration provision	446	568
Settlement of decommissioning and restoration provision	(49)	-
Change in amount and timing of cash flows	(133)	(272)
Ending balance	$21,239	$18,947

For the year ended December 31, 2019, the provision increased due to a decrease in the discount rate. The Company used an inflation rate of 1.7% (2018 – 1.9%) and a discount rate of 1.5% (2018 – 2.4%) in calculating the estimated obligation. The liability for retirement and remediation on an undiscounted basis before inflation is $21,086 (2018 – $20,369). Most of the expected expenditures to settle the decommissioning and restoration provision are anticipated to occur after the end of the mine life.

13.	REVENUE

Revenue by metal was:

	For the year ended
	December 31,	December 31,
	2019	2018
Gold revenue	$471,419	$452,253
Silver revenue	6,524	5,362
Revenue from contracts with customers	$477,943	$457,615
Gain (loss) on trade receivables at fair value	6,597	(3,059)
	$484,540	$454,556

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

13.	REVENUE (Cont’d)

Revenue from contracts with customers by product was:

	For the year ended
	December 31,	December 31,
	2019	2018
Gold revenue - doré	$322,078	$315,068
Gold revenue - concentrate	149,341	137,185
Silver revenue - concentrate	4,379	3,120
Silver revenue - doré	2,145	2,242
	$477,943	$457,615

14.	COST OF SALES

Total cost of sales were:

	For the year ended
	December 31,	December 31,
	2019	2018
Production costs	$225,489	210,625
Depreciation and depletion	81,561	67,134
Royalties and selling costs	19,085	19,739
Site share-based compensation	3,072	2,160
Write-down of inventories	2,475	-
Change in inventories	1,520	4,269
Gain on disposal of plant and equipment	(45)	-
	$333,157	$303,927

On November 2, 2018, Miami Metals I, Inc. (formerly known as, Republic Metals Refining Corporation) (“RMC”), a refinery used by the Company announced it had filed for chapter 11 bankruptcy protection. A settlement agreement was reached during 2019 among the Company, RMC and its affiliated debtors and debtors in possession and RMC’s senior lenders. The settlement was approved by the United States Bankruptcy Court for the Southern District of New York on October 31, 2019. The finished goods inventory held by RMC was written down by $2,475 to reflect the cash settlement value received during the year.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

14.	COST OF SALES (Cont’d)

Production costs by nature of expense were:

	For the year ended
	December 31,	December 31,
	2019	2018
Consultants and contractors	$95,466	$100,873
Salaries and benefits	60,191	46,946
Supplies and consumables	34,636	29,146
Energy	12,902	13,408
Travel and camp accommodation	8,327	7,052
Freight	5,511	4,416
Camp administrative costs	5,404	3,931
Insurance	1,620	1,451
Rentals	1,432	3,402
	$225,489	$210,625

15.	CORPORATE ADMINISTRATIVE COSTS

	For the year ended
	December 31,	December 31,
	2019	2018
Salaries and benefits	$5,608	$6,026
Share-based compensation	5,459	4,140
Investor relations	2,294	1,318
Professional fees	1,756	1,085
Insurance	1,009	774
Office	854	1,580
Depreciation	649	126
Travel and accommodation	612	349
Listing and filing fees	433	390
	$18,674	$15,788

16.	INTEREST AND FINANCE EXPENSE

	For the year ended
	December 31,	December 31,
	2019	2018
Interest expense on loan facility	$26,045	$1,178
Interest expense on convertible notes	7,818	7,818
Interest expense on leases	836	16
Accretion of decommissioning and restoration provision	446	568
Other interest expense	157	512
Interest expense on credit facility	-	56,834
	$35,302	$66,926

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

17.	CAPITAL AND RESERVES

(a) Share capital

At December 31, 2019, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

On July 25, 2018, the Company completed a non-brokered private placement of 227,273 flow-through common shares at a price of C$13.20 per share for gross proceeds of $2,304 before share issuance costs of $31. The Company bifurcated the gross proceeds between share capital of $1,913 and flow-through share premium of $391.

(b) Share options

The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may from time to time, in their discretion, and in accordance with Toronto Stock Exchange requirements, grant to its directors, officers, employees and consultants of the Company, non- transferable options to purchase common shares, provided that the number of common shares reserved for issue does not exceed 5.5% of the number of then outstanding common shares. Such options can be exercisable for a maximum of five years from the date of grant. The exercise price of each stock option is set by the Board of Directors at the time of grant but cannot be less than the market price. Vesting of stock options is at the discretion of the Board of Directors at the time the options are granted.

The following table summarizes the changes in share options for the year ended December 31:

	2019		2018
		Weighted		Weighted
		average		average
	Number of	exercise price	Number of	exercise price
	options	(in CAD)	options	(in CAD)
Outstanding, January 1,	4,562,919	$9.47	6,454,327	$9.32
Granted	140,000	14.07	615,592	10.60
Exercised	(1,209,709)	8.39	(1,576,500)	6.95
Expired	(19,800)	12.97	(882,750)	13.52
Forfeited	(5,100)	12.97	(47,750)	12.72
Outstanding, December 31,	3,468,310	$10.01	4,562,919	$9.47

For options exercised during the year, the related weighted average share price at the time of exercise was C$14.89 (2018 – C$10.76).

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

17.	CAPITAL AND RESERVES (Cont’d)

The following table summarizes information about share options outstanding and exercisable at December 31, 2019:

	Share options outstanding		Share options exercisable
				Weighted
	Number of	Weighted	Number of	average
	options	average years	options	exercise price
Exercise prices (in CAD)	outstanding	to expiry	exercisable	(in CAD)
$6.00 - $7.99	1,016,250	0.77	1,016,250	7.03
$8.00 - $9.99	1,198,719	1.94	934,330	9.42
$10.00 - $11.99	78,000	2.05	51,600	10.75
$12.00 - $13.99	1,070,341	3.04	577,919	12.97
$14.00 - $15.99	105,000	3.88	25,000	15.17
	3,468,310	2.00	2,605,099	$9.35

The total share-based compensation expense for the year ended December 31, 2019 was $2,625 (2018 – $3,502), which was expensed in the statement of earnings as share-based compensation expense.

The following are the weighted average assumptions employed to estimate the fair value of options granted for the year ended December 31, 2019 and 2018 using the Black-Scholes option pricing model:

	For the year ended
	December 31,	December 31,
	2019	2018
Risk-free interest rate	1.43%	2.23%
Expected volatility	55.21%	58.46%
Expected life	5 years	5 years
Expected dividend yield	Nil	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility and expected option life. Changes in these assumptions would have a significant impact on the initial fair value calculation.

(c) RSU’s

The Company adopted the 2015 RSU Plan to allow the Board of Directors to grant its employees and consultants, non-transferable share units based on the value of the Company’s share price at the date of grant. The awards have a graded vesting schedule over a three-year period and can be either cash or equity settled upon vesting at the discretion of the Board of Directors. The associated compensation cost is recorded in share-based compensation expense.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

17.	CAPITAL AND RESERVES (Cont’d)

The following table summarizes the changes in RSU’s for the year ended December 31:

	2019		2018
		Weighted		Weighted
	Number of	average fair	Number of	average fair
	RSU’s	value (in CAD)	RSU’s	value (in CAD)
Outstanding, January 1,	741,886	$11.31	729,064	$14.41
Granted	-	-	481,230	9.78
Settled	(297,062)	13.54	(385,063)	9.67
Forfeited	(40,301)	12.87	(83,345)	11.16
Outstanding, December 31,	404,523	$14.44	741,886	$11.31

At December 31, 2019, a liability of $2,887 (2018 – $1,271) was outstanding and included in accounts payable and accrued liabilities. For the year ended December 31, 2019, $4,556 (2018 – $1,558) was expensed in the statement of earnings as share-based compensation expense.

(d) PSU’s

PSU’s are granted to senior executive management under the 2015 RSU Plan. The PSU’s vest at the end of the third year and the number of units to be issued on the vesting date will vary from 0% to 200% of the number of PSU’s granted, depending on the Company’s total shareholder return compared to the return of a selected group of peer companies. The awards can be settled in cash or equity upon vesting at the discretion of the Board of Directors.

The following table summarizes the changes in PSU’s for the year ended December 31:

	2019		2018
		Weighted		Weighted
	Number of	average fair	Number of	average fair
	PSU’s	value (in CAD)	PSU’s	value (in CAD)
Outstanding, January 1,	166,085	$11.31	74,140	$14.41
Granted	-	-	91,945	9.78
Outstanding, December 31,	166,085	$14.44	166,085	$11.31

At December 31, 2019, a liability of $924 (2018 – $231) was outstanding and included in accounts payable and accrued liabilities. For the year ended December 31, 2019, $667 (2018 – $226) was expensed in the statement of earnings as share-based compensation expense.

(e) DSU’s

The Company established the 2018 DSU plan for the benefit of the directors of the Company. Pursuant to the plan, eligible directors can elect to receive all or part of their total cash compensation in the form of DSU’s. The number of DSU’s granted to an eligible director is determined by dividing the portion of the compensation to be paid in DSU’s by the fair market value of the Company’s common shares on the conversion date. In addition, the Board may, at its discretion, grant additional DSU’s to plan participants. Each eligible director will be required to hold DSU’s received until the eligible director ceases to be a director of the Company, following which the DSU’s will be settled in cash.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

17.	CAPITAL AND RESERVES (Cont’d)

The following table summarizes the changes in DSU’s for the year ended December 31:

	2019		2018
		Weighted		Weighted
	Number of	average fair	Number of	average fair
	DSU’s	value (in CAD)	DSU’s	value (in CAD)
Outstanding, January 1,	117,587	$11.57	-	$-
Granted	39,238	12.36	117,587	9.78
Outstanding, December 31,	156,825	$14.45	117,587	$11.57

At December 31, 2019, a liability of $1,745 (2018 – $997) was outstanding and included in accounts payable and accrued liabilities. For the year ended December 31, 2019, $683 (2018 – $1,014) was expensed in the statement of earnings as share-based compensation expense.

(f) Earnings per share

The calculation of diluted earnings per share was based on earnings attributable to ordinary shareholders and the weighted-average number of shares outstanding after adjustments for the effect of potential dilutive shares. For the year ended December 31, 2019, potential share issuances arising from the exercise of share options and the settlement of RSU’s in common shares were included in the calculation of diluted weighted average shares outstanding as well as their impact on earnings attributable to shareholders of the Company. Potentially dilutive shares associated with the convertible notes and share options (out of the money) were not included in the diluted earnings per share calculation as their effect was anti-dilutive.

The following table summarizes the calculation of basic and diluted earnings per share:

	For the year ended
	December 31,	December 31,
	2019	2018
Net earnings for the year	$40,917	$36,620
Basic weighted average number of common shares outstanding	184,731,109	182,905,004
Effective impact of dilutive securities:
Share options	972,815	955,963
RSU’s	27,402	20,950
Diluted weighted average number of common shares outstanding	185,731,326	183,881,917

Earnings per share
Basic	$0.22	$0.20
Diluted	$0.22	$0.20

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

18.	RELATED PARTIES

Transactions with key management

Key management includes the Company’s directors (executive and non-executive) and executive officers including its Executive Chairman (“Exec Chair”), its President and Chief Executive Officer, its Executive Vice President and Chief Financial Officer, its Vice President, Operations, its Executive Vice President, Corporate Affairs and Sustainability, and its Vice President and Chief Exploration Officer.

Directors and key management compensation:

	For the year ended
	December 31,	December 31,
	2019	2018
Salaries and benefits	$4,840	$5,851
Share-based compensation	5,376	3,559
	$10,216	$9,410

Under the terms of the Exec Chair’s employment agreement, effective January 1, 2017, the Exec Chair was entitled to a retirement allowance which was due and payable in full in the event the Exec Chair terminated his employment with the Company. At December 31, 2019, the retirement allowance was a current liability in the amount of $4,620 (C$6,000). With the retirement of the Exec Chair on December 31, 2019, the retirement allowance was paid on January 3, 2020.

19.	SUPPLEMENTAL CASH FLOW INFORMATION

The net change in non-cash working capital items included in mineral properties, plant and equipment were as follows:

	For the year ended
	December 31,	December 31,
	2019	2018
BCMETC receivable	(6,441)	-
Accounts payable and accrued liabilities	1,261	(9,168)
	$(5,180)	$(9,168)

The net change in the Company’s financing liabilities, including long-term debt and the offtake obligation, were as follows:

		For the year ended
	December 31,	December 31,
	2019	2018
Opening liabilities from financing activities	$624,365	$744,577
Proceeds from loan facility, net of transaction costs	67	472,384
Cash payments	(180,416)	(661,974)
Other non-cash movements	19,904	69,378
Ending liabilities from financing activities	$463,920	$624,365

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

20.	FINANCIAL RISK MANAGEMENT

Financial risk management

The Company has exposure to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from its use of financial instruments.

This note presents information about the Company’s exposure to each of these risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Risk management is the responsibility of management and is carried out under policies approved by the Board of Directors. Material risks are monitored and are regularly discussed with the Audit Committee and Board of Directors.

(a) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices will affect the Company’s cash flows or value of its financial instruments.

(i) Currency risk

The Company is subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses would impact earnings.

The Company is exposed to currency risk through cash and cash equivalents, receivables and other excluding trade receivables, restricted cash and accounts payable and accrued liabilities which are denominated in CAD. The Company has not hedged its exposure to currency fluctuations at this time.

The following table shows the impact on pre-tax earnings of a 10% change in the USD:CAD exchange rate on financial assets and liabilities denominated in CAD, as of December 31, 2019, with all other variables held constant:

	Impact of currency rate change on pre-tax earnings
	10% increase	10% decrease
Cash and cash equivalents	$817	$(817)
Receivables and other, excluding trade receivables	850	(850)
Restricted cash	5	(5)
Accounts payable and accrued liabilities	(5,592)	5,592

In addition to currency risk from financial instruments, a significant portion of the Company’s mine production costs, capital expenditures and corporate administrative costs are incurred in CAD. Consequently, fluctuations in the USD exchange rate against the CAD increases the volatility of cost of sales and corporate administrative costs.

(ii) Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

20.	FINANCIAL RISK MANAGEMENT (Cont’d)

The Company is subject to interest rate risk with respect to its loan facility. Interest rates associated with this facility are based on LIBOR and the administrative agents’ base rate which fluctuate based on market conditions.

The following table shows the impact on pre-tax earnings of a 1% change in interest rates on financial assets and liabilities as of December 31, 2019, with all other variables held constant:

	Impact of interest rate change on pre-tax earnings
	1% increase	1% decrease
Cash and cash equivalents	$352	$(352)
Loan facility	(381)	381

(iii) Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation and political and economic conditions.

The financial instruments impacted by commodity prices are trade receivables. Price adjustments are made in subsequent periods to the customer receivables for concentrate sales transactions based on movements in market prices prior to final pricing. As a result, concentrate sales receivables are fair valued and adjusted each period to reflect forward market prices to the estimated settlement date.

The Company has not hedged the price of any commodity at this time.

The following table shows the impact of pre-tax earnings from changes in the fair values of financial instruments with a 10% change in gold and silver commodity prices. The impact of a 10% movement in commodity prices as of December 31, 2019, with all other variables held constant, is as follows:

	Impact of price change on pre-tax earnings
	10% increase	10% decrease
Trade receivables	$6,434	$(6,434)

(b) Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, trade receivables and restricted cash.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

20.	FINANCIAL RISK MANAGEMENT (Cont’d)

The carrying amount of financial assets represents the maximum credit exposure:

	December 31,	December 31,
	2019	2018
Cash and cash equivalents	$23,174	$45,407
Trade receivables	6,210	14,487
Restricted cash	54	2,029
	$29,438	$61,923

The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions. Management believes the risk of loss related to these deposits to be low. The Company continually evaluates changes in the status of its counterparties.

The Company is exposed to credit risk through its trade receivables, which are principally with internationally recognized counterparties. The Company sold its refined gold to counterparties to its offtake agreement until September 15, 2019. Currently, the Company sells its refined gold on spot contracts to financial institutions in Canada and its concentrates to trading companies. The Company sells its silver to refineries located in Canada and other jurisdictions and trading companies. The Company has had limited instances of default from its counterparties. The Company continually evaluates the counterparties to which it sells its product. The Company is not economically dependent on a limited number of customers for the sale of its gold and silver as its products can be sold through numerous world-wide commodity markets. As at December 31, 2019, the Company has $6,210 (2018 – $14,487) receivables related to its gold and silver revenue.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of its financial assets and liabilities. Cash flow forecasting is performed regularly. To the extent the Company does not believe it has sufficient liquidity to meet obligations, it will consider securing additional debt or equity funding.

The Company’s cash and cash equivalents are currently invested in business and savings accounts with high-credit quality financial institutions which are available on demand by the Company for its operating and capital expenditures. The Company has surety bonds to support future decommissioning and restoration provisions.

The Company’s financial obligations consist of accounts payable and accrued liabilities and long-term debt consisting of the loan facility and convertible notes.

As at December 31, 2019, the Company has cash and cash equivalents of $23,174 and a working capital (current assets less current liabilities) deficit of $66,805. Based on management’s cash flow projections, the Company expects that future operating and debt settlement requirements will be satisfied from operating cash flows. In addition, the undrawn portion of the revolving facility is $16,392.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

20.	FINANCIAL RISK MANAGEMENT (Cont’d)

The maturity analysis of financial liabilities as at December 31, 2019 is as follows:

	1 year	2-3 years	4-5 years	More than 5 years	Total
Principal repayments on loan facility	$66,667	$315,333	$-	$-	$382,000
Convertible notes	-	100,000	-	-	100,000
Accounts payable and accrued liabilities	48,411	-	-	-	48,411
Interest payments on loan facility(1)	16,273	21,970	-	-	38,243
Lease obligations	6,549	6,689	1,849	-	15,087
Interest on convertible notes	2,250	3,366	-	-	5,616
RSU liability	3,009	802	-	-	3,811
	$143,159	$448,160	$1,849	$-	$593,168

(1)	Interest payments on the loan facility represent management’s best estimate based on current LIBOR and the Company’s projected applicable margin in accordance with the terms of the loan facility.

Capital management

The Company’s objectives in the managing of capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meet its strategic objectives. Management monitors the amount of cash and cash equivalents, debt instruments and equity in the capital structure and adjusts the capital structure, as necessary, to support the exploration, development and operation of its Brucejack Mine and projects.

The capital structure of the Company consists of debt instruments and equity attributable to common shareholders, comprising of issued share capital, contributed surplus, accumulated other comprehensive loss and deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets to facilitate the management of its capital requirements.

The Company prepares detailed annual budgets and cash flow forecasts for mining, development and corporate activities that are approved by the Board of Directors. Forecasts are regularly reviewed and updated for changes in circumstances so that appropriate capital allocation, investment and financing decisions are made for the Company.

Fair value estimation

The Company’s financial assets and liabilities are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

20.	FINANCIAL RISK MANAGEMENT (Cont’d)

The three levels of fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:	Inputs for the asset or liability that are not based on observable market data

The carrying values of cash and cash equivalents, receivables and other, accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments. The loan facility also approximates fair value due to the floating rate basis of the interest charges on the loans.

The following tables present the Company’s financial assets and liabilities by level within the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

As at December 31, 2019	Carrying value		Fair value
	FVTPL	Amortized cost	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$-	$23,174	$-	$-	$-
Trade receivables	6,210	-	-	6,210	-
Restricted cash	-	54	-	-	-
	$6,210	$23,228	$-	$6,210	$-
Financial liabilities
Accounts payable and accrued liabilities	$-	$47,297	$-	$-	$-
Lease obligations	-	14,118	-	-	-
RSU liability	3,811	-	-	3,811	-
DSU liability	1,745	-	-	1,745	-
Loan facility	-	376,202	-	-	-
Debt portion of convertible note	-	87,718	-	87,718	-
	$5,556	$525,335	$-	$93,274	$-

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

20.	FINANCIAL RISK MANAGEMENT (Cont’d)

As at December 31, 2018	Carrying value			Fair value
	FVTPL	Amortized cost	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$-	$45,407	$-	$-	$-
Trade receivables	14,487	-	-	14,487	-
Restricted cash	-	2,029	-	-	-
	$14,487	$47,436	$-	$14,487	$-
Financial liabilities
Accounts payable and accrued liabilities	$-	$43,048	$-	$-	$-
RSU liability	1,502	-	-	1,502	-
DSU liability	997	-	-	997	-
Loan facility	-	472,146	-	-	-
Offtake obligation	70,069	-	-	-	70,069
Debt portion of convertible note	-	82,150	-	82,150	-
	$72,568	$597,344	$-	$84,649	$70,069

Until its repurchase on September 30, 2019, the offtake obligation was valued using Monte Carlo simulation valuation models. The key inputs used by the Monte Carlo simulation in valuing the offtake obligation included: the gold forward curve based on Comex futures, long-term gold volatility, call option exercise prices and the risk-free rate of return. The valuation of the offtake obligation also required estimation of the Company’s non-performance or credit risk and the anticipated production schedule of gold ounces delivered over the life of mine.

21.	TAXATION

(a) Deferred income taxes

Deferred income taxes are presented on the statement of financial position as follows:

	December 31,	December 31,
	2019	2018
Deferred income tax asset	$10,051	$-
Deferred income tax liability	(62,086)	(15,236)
Net deferred income tax liability	$(52,035)	$(15,236)

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

21.	TAXATION (Cont’d)

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes gives rise to a net deferred tax liability as follows:

	December 31,	December 31,
	2019	2018
Tax loss carry forwards	$78,654	$74,400
Other	6,569	2,080
Investment tax credits	6,545	6,545
Financing costs	2,431	4,310
Inventories	(675)	(847)
Long term debt	(6,061)	10,798
Provincial mining tax attributes	(15,107)	(6,088)
Mineral interests	(124,391)	(106,434)
	$(52,035)	$(15,236)

Deductible temporary differences for which no deferred tax assets are recognized are as follows:

	December 31,	December 31,
	2019	2018
Provincial mining tax attributes	$21,239	$18,947
Decommissioning and restoration provision	21,239	18,947
Other	68	68
	$42,546	$37,962

The Company has tax losses in Canada of approximately $291,312 (2018 – $275,265) expiring in various amounts from 2030 to 2039. The Company also has investment tax credits totaling approximately $8,965 (2018 – $8,965). The Company has deductible temporary differences for which no deferred tax assets have been recognized of $42,546 (2018 – $37,962). A deferred tax asset has not been recognized in respect of these differences, as it is not probable that sufficient future taxable earnings will be available in the periods when deductions from such potential assets will be realized.

(b) Income tax expense

The Company’s income tax expense is comprised of the following:

	For the year ended
	December 31,	December 31,
	2019	2018
Current tax expense	$4,561	$4,196
Deferred income tax expense	36,799	12,668
	$41,360	$16,864

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

21.	TAXATION (Cont’d)

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates of 27.0% (2018 – 27.0%) as follows:

	For the year ended
	December 31,	December 31,
	2019	2018
Expected tax expense	$22,215	$14,441
Provincial mining taxes	15,398	800
Non-deductible repurchase of offtake obligation	7,821	-
Non-temporary differences	903	(410)
Share-based compensation and other items	709	943
Change in unrecognized temporary differences	619	(10,942)
Flow-through shares	-	823
Flow-through share premium	-	(526)
Impact of foreign exchange on CAD denominated tax attributes	(6,305)	11,735
	$41,360	$16,864

22.	COMMITMENTS

The following table provides the Company’s gross contractual obligations as of December 31, 2019:

	1 year	2-3 years	4-5 years	More than 5 years	Total
Principal repayments on loan facility	$66,667	$315,333	$-	$-	$382,000
Repayment of convertible notes	2,250	103,366	-	-	105,616
Interest payments on loan facility(1)	16,273	21,970	-	-	38,243
Decommissioning and restoration provision	53	119	-	21,067	21,239
Lease obligations	6,549	6,689	1,849	-	15,087
Purchase commitments	7,644	-	-	-	7,644
Short-term lease commitments	233	-	-	-	233
	$99,669	$447,477	$1,849	$21,067	$570,062

(1)	Interest payments on the loan facility represent management’s best estimate based on current LIBOR and the Company’s projected applicable margin in accordance with the terms of the loan facility.

Commitments – Brucejack Mine

The Company and the Nisga’a Nation have entered into a comprehensive Cooperation and Benefits Agreement in respect of the Brucejack Mine. Under the terms of the Agreement, the Nisga’a Nation will provide ongoing support for the development and operation of Brucejack with participation in its economic benefits.

The Brucejack Mine is subject to a 1.2% net smelter returns royalty (“1.2% NSR royalty”) on production in excess of cumulative 503,386 ounces of gold and 17,907,080 ounces of silver. The gold ounce production threshold for the 1.2% NSR royalty was met in December 2018. For the year ended December 31, 2019, $5,575 (2018 – $258) was expensed to royalties and selling costs in the statement of earnings.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

23.	CONTINGENCIES

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations.

(a) Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action claim (the “Wong Action”) against the Company, Robert Quartermain (a director, and the President and the CEO of the Company at such time) and Snowden Mining Industry Consultants Ltd. (“Snowden”). The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action alleges that the price of the Company’s shares on the TSX and NYSE suffered a significant drop in value following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013.

The Wong Action claims C$60,000 in general damages on behalf of a class of persons who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden is no longer a defendant in the Wong Action.

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision. The Company and Robert Quartermain consented to, and on January 23, 2019 the Court granted, an order certifying the Wong Action as a class proceeding pursuant to the Class Proceedings Act (Ontario). The Company and Robert Quartermain have moved for summary judgment to dismiss the Wong Action, and their motion for summary judgment is scheduled to be heard in the third quarter of 2020.

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for this action.

(b) United States class action

Two putative class action complaints were filed against the Company and certain of its officers in the United States District Court for the Southern District of New York, one on September 7, 2018 and the other on October 19, 2018. The complaints were filed on behalf of an alleged class of all persons and entities who purchased or acquired shares of the Company between July 21, 2016 and September 6, 2018, and relate to public disclosures of the Company made between July 2016 and September 2018 regarding the Brucejack Mine.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019 and 2018
(Expressed in thousands of United States dollars, except for share data)

23.	CONTINGENCIES (Cont’d)

On April 8, 2019, the United States District Court for the Southern District of New York issued an order granting Aurico Gold Fund LP’s motion to consolidate the two cases under the case caption “In re Pretium Resources, Inc. Securities Litigation” (the “Aurico Action”), appoint itself as lead plaintiff, and approve lead plaintiff’s selection of counsel. On June 21, 2019, the plaintiffs in the Aurico Action filed a Consolidated Amended Class Action Complaint. The Company has retained legal counsel in connection with these matters and on August 27, 2019, filed its memorandum of law in support of its motion to dismiss the Aurico Action. The plaintiffs filed their opposition to the Company’s motion to dismiss on October 28, 2019 and the Company filed its reply brief on December 10, 2019.

The Company believes that the allegations made against it and its officers in the Aurico Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for this action.

(c) Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia.

The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017), More Core Diamond Drilling Services Ltd. (March 27, 2017), and Lakelse Air Ltd. (February 23, 2018) who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. It is expected that the four actions will be joined.

The Company is of the view that any liability it may have is within the limits of the lien holdback it continues to hold in trust with respect to these claims. The Company believes that all other allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.